QuasarEdge Acquisition Corporation

1185 Avenue of the Americas, Suite 304

New York, NY 10036

March 4, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporate Finance

Re:	QuasarEdge Acquisition Corporation

Application for Withdrawal

Registration Statement on Form S-1

File No. 333-290249

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, QuasarEdge Acquisition Corporation, a Cayman Islands exempted company (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (SEC File No. 333-290249), (together with all exhibits thereto, the “Registration Statement”), filed by the Registrant on September 15, 2025.

The Registrant has determined not to proceed with the public offering contemplated by the Registration Statement relates at this time. Although the Registration Statement was declared effective by the Commission on December 11, 2025, no securities have been sold pursuant to the Registration Statement. The Registrant therefore respectfully requests that the Commission consent to the withdrawal pursuant to Rule 477.

Withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

We hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Should you have any questions regarding the foregoing request, please contact counsel to the Registrant, Cassi Olson, Celine & Partners, PLLC, 1345 6th Avenue, 2nd Fl, New York, NY 10105 at (212) 612-1400.

Very truly yours,

QuasarEdge Acquisition Corporation

By:	/s/ Qi Gong
Qi Gong
Chief Executive Officer